

MAIL STOP 4561

July 23, 2008

Brett C. Moody, Chief Executive Officer
Moody National REIT I, Inc.
6363 Woodway Drive, Suite 110
Houston, TX 77057

> **Re: Moody National REIT I, Inc.**
> **Amendment No. 1 to Form S-11**
> **File No. 333-150612**
> **Filed July 3, 2008**

Dear Mr. Moody:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Our Sponsor, page 3

1. We note the disclosure that Mr. Moody has closed more than 200 commercial real estate transactions. Please disclose whether Moody National REIT Sponsor, LLC has also sponsored other real estate programs.

Our Structure, page 5

2. In the chart, please disclose the ownership structure of all of the listed entities. For example, please disclose the ownership of Moody OP Holdings I, LLC, Moody National Adviser I, LLC, Moody National Securities, LLC and Moody National Management, L.P.

Conflicts of Interest, page 9

3. We note your response to comment 17 and partially reissue our prior comment. We note the disclosure that your advisor does not currently manage other real estate programs. However, it appears that management of the advisor consists of individuals that are related to the sponsor. As such, disclosure of the real estate programs that those individuals are involved with appear important to investors. Thus, please quantify these other real estate programs or projects that they manage. Identify the number of those programs that also have similar investment objectives. Also provide similar clarification in the related risk factor on page 20.

Distribution Policy, page 10

4. We note your response to comment 19 and we reissue in part our prior comment. You state that the company may borrow funds or utilize offering proceeds to make cash distributions, and thus, such distributions may include a return of capital. Please revise the disclosure here and in the risk factors section, to discuss any related tax consequences.

Risks related to conflicts of interest, page 20

5. We note your response to comment 21. The risk factor you site to on page 21 only discusses the risk associated with a purchase from a related party. The prior comment requested a discussion of the risk associated with you selling assets to parties affiliated with your advisor or sponsor. We reissue the comment.

Management, page 54

6. We note your response to comment 28 that a possible action by the board would be to terminate or not renew the advisory agreement if the compensation is found to be unreasonable. Please revise to clarify here if, in such event, you would be required to pay the fees disclosed on pages 66 and 67.

7. We note your response to comment 29 that it is speculative to quantify the amount of time your executive officers will devote to you. The second part of the prior comment requested that you disclose the number of other programs your executive officers are involved with. Please revise to provide the requested disclosure.

8. We note your response to comment 31 that the long term incentive plan provides the independent directors with the opportunity to own shares. However, your disclosure on page 59 does not prohibit you from paying incentive plan compensation to individuals other than the independent directors. We note the disclosure that the board may adopt a "subplan" for the independent directors. Please revise to disclose whether the incentive plan only applies to independent

directors, and if it does not, discuss the purpose for incentive compensation in light of the incentive structure of the advisory agreement.

Management Compensation Table, page 64

9. We note your response to comment 32 referring to footnote 2. Our prior comment was intended to seek clarification of whether you will provide any reimbursements during the operational stage other than those related to acquisition expenses. Please confirm if there are no other reimbursements payable during the operational stage.

10. We note your response to comment 33 referring to the reference of 6%. We reissue the prior comment. Please revise to quantify the maximum the acquisition expenses could be based on 6% limit, the maximum offering, and your leverage policy.

Appendix A: Prior Performance Tables

11. Please disclose in this section whether Moody National refers to Moody National REIT Sponsor, LLC. See the related reference on page 1 of the prospectus.

Table I

12. We note your response to comment 43. However, it is still not clear why the percentages listed under acquisition cost do not total 100%. Please advise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to William Demarest at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Rosemarie A. Thurston (via facsimile)